UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 28, 2021

YANDEX N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧     Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Yandex N.V. dated May 28, 2021, announcing the publication of the Company’s 2020 Sustainability Report, which is now available on the Company’s website at https://ir.yandex/sustainability/report-en.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: May 28, 2021	By:	/s/ Tigran Khudaverdyan
Tigran Khudaverdyan
Deputy Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release of Yandex N.V. dated May 28, 2021, announcing the publication of the Company’s 2020 Sustainability Report